Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following content was made available on the New T-Mobile website:

New T-Mobile: Accelerating American 5G Leadership and Supercharging Innovation

John Legere

June 20, 2019

I’ve said a lot about how the New T-Mobile will have the resources to create a world-leading 5G network, and today I want to emphasize how important that is for our country and everyone in it. The stakes are high, and we need to get this right.

Just as 4G enabled innovators in the U.S. to create the Ubers, Lyfts, Snaps and Venmos of the world, 5G will usher in a whole new wave of innovation. And this is innovation that can come from anywhere! Who’s to say that the next groundbreaking app is going to be created in the middle of a huge city center? America is full of innovative minds. We are much more likely to lead as a country in the next industrial revolution if more people have access to the technology that allows them to innovate wherever they are located – and that is why it’s so important to deliver 5G across the entire country. There are brilliant people in every corner of the U.S. – from small towns to big cities – and we’ll only benefit from their ideas if they have access to the right tools.

Unfortunately, it is no surprise that there is a lot of misinformation out there regarding our proposed merger with Sprint, so it is important for me to make sure people really understand that the New T-Mobile will absolutely be GOOD for innovation and good for consumers. It will ensure that 5G reaches people across the entire country and that the opportunity to build on the 5G future is second to none!

The New T-Mobile will build 5G for All

Current 5G networks in the U.S. aren’t anything to write home about. That’s because they’re mostly focused on high-band millimeter wave (mmWave) spectrum, which doesn’t travel far from the cell site and is blocked by things like trees, windows and doors. It’s a massively important part of 5G, don’t get me wrong, but it’s just that – a PART. We’ve been clear all along… real, game-changing 5G will require a range of spectrum – low, mid and high – and only the New T-Mobile will be able to deliver it:

•	We’ve got the high-band spectrum with mmWave, which delivers massive capacity over a very small footprint.

•	Later this year, when compatible smartphones launch, we’ll launch broad 5G on our low-band 600 MHz spectrum, providing the wide area coverage necessary to reach across America.

•

If regulators approve our merger with Sprint, we’ll have the crucial mid-band spectrum (2.5 GHz), which provides the balance of coverage and capacity that enables a seamless and meaningful 5G experience. Mid-band spectrum is key to providing an ideal mix of coverage and capacity for 5G networks, and the combination of Sprint’s mid-band and our low-band will allow New T-Mobile to use both spectrum more efficiently, increasing capacity even more.

The Other Guys don’t share our 5G vision.

If we leave it up to the Other Guys, the U.S. could very well fall behind in the 5G race. That’s because, while we’re focused on actually BUILDING 5G for All with the New T-Mobile, they’ve been locked in a meaningless race just to claim they’re “first”.

AT&T calls itself a world leader in 5G, but customers STILL can’t sign up for their 5G service. First, AT&T claimed to offer 5G on a puck, yet nobody could buy it. And now, they’re going to sell the Galaxy S10 5G to businesses and developers ONLY. If you want 5G, and you’re a typical AT&T customer, you’re outta luck… But hey, if you just want to see that 5G icon on the phone, they’ve got 5GE logo (which is essentially the same old LTE you’ve always had… don’t let them fool you)!

Verizon is focused on mmWave, and despite the well-known limitations, they added a $10 premium for customers who tap into the next-gen network. After a flood of complaints, they decided to “temporarily” credit that charge back, and in the same breath started forcing people who want 5G onto their most expensive plans.

All this AND both still refuse to publish coverage maps so their customers know where their limited 5G is. It’s clear Verizon and AT&T are trying to stick with the same old broken status quo. As the Un-carrier, we’ve done so much to fix the broken, arrogant wireless industry already – but we are not done. What the Other Guys are pulling on price, lack of transparency and outright lies about 5G – really threatens to take us a step backward in this new era. If you’re not alarmed by what they’re doing, then you’re not paying attention. The New T-Mobile will have the resources, the spectrum and the assets to drive even bigger, bolder changes for consumers all over the country.

Real 5G from New T-Mobile will be a game-changer

5G is absolutely CRUCIAL for innovation. It will enable some amazing things. I’ve talked aboutways it will transform travel and leisure, improve safety in emergency situations, even help improve health and wellness … and even more things we can’t even imagine yet.

To get a better sense of the impact 5G will have, we sought out experts in different fields to share their own visions. It’s really exciting stuff, and if you have not seen it yet… take a look:

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Dr. Allen Pratt, executive director of the National Rural Education Association describes the ways 5G will transform education. Augmented and virtual reality will empower students to embark on “virtual field trips” around the world. Real-time translation and connectivity will help them learn about different cultures and foreign languages.

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Henry Claypool, Technology Policy Consultant for the American Association of People with Disabilities illustrates how 5G will usher in a new era of accessibility. By helping blind people navigate their surroundings and bridging a communication gap for deaf people, the technology will empower those with disabilities to live more independent lives.

In order for 5G to be truly transformational, these breakthroughs need to benefit more than just a few people in a few areas. And if we’re stuck with the status quo from the Other Guys, that’s what we’ll get. The same old deceptive practices, limited availability and higher prices. And by the way, speaking of prices. The New T-Mobile is committed to 5G for All that really means just that. This is not 5G for just the affluent. Consumers of all income scales will benefit from it, including those who are value conscious.

That’s why we the New T-Mobile, will create a transformational 5G network and a stronger competitor to AT&T and Verizon, shifting the Un-carrier into overdrive. As we’ve done in the past, we’ll continue fighting on behalf of consumers, driving change and eliminating pain points… And at no time has that been more important than at the dawn of the 5G era.

John

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.